September 18, 2008

David R. Humphrey	BY EDGAR AND OVERNIGHT DELIVERY
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance, Stop 3561
Washington, D.C. 20549

Re:                            Arctic Cat Inc.
Form 10-K for the year ended March 31, 2008
Filed June 13, 2008
File Number: 000-18607

Dear Mr. Humphrey:

On behalf of Arctic Cat Inc. (the “Company”), set forth below is the Company’s response to the Staff’s comments regarding the above-referenced filing as set forth in your letter to me, dated August 4, 2008. To facilitate your review of the Company’s response, this letter sets forth in bold text the headings, item numbers under each heading, and text of each of the Staff’s comments provided in your letter, followed by the Company’s responses. Capitalized terms used herein that are not otherwise defined herein shall have the respective meanings ascribed thereto in the above-referenced filing.

Form 10-K for the fiscal year ended March 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.              The Executive Overview section of your MD&A should be revised to include a more detailed discussion of the effect of the current macro economic issues on the popularity of each of your products. In conjunction with these disclosures, you should consider expanding your trend disclosures to indicate management’s conclusion regarding current key economic factors and trends (e.g. excess capacity, pricing pressures, repossession rates and current credit environment) and its effect on the each of your product lines as well as the contingencies related to your financing agreements.

In future filings, the Company will revise the Executive Overview section of its MD&A to include the effect of macro economic issues on the popularity of its products and other key economic factors and trends.

2.              A significant portion of the disclosures with respect to your results of operations states, in a narrative form, dollar and percentage changes in revenues, gross profit, SG&A, and operating profit. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:

•                 use of tables to present dollar and percentage changes in amounts, rather than including such information in a narrative form;

•                 using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;

•                 refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•                 ensuring that all material factors are quantified and analyzed; and

•                 quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

In future filings, the Company will quantify certain of the factors to which changes in revenues, gross profit, SG&A and operating profit are attributable and disclose the underlying business reasons for material changes therein.

3.              Due to the materiality of the change in your inventory balance, please tell us and revise your results of operations as well as liquidity disclosures within MD&A to include a more detailed discussion of the reasons for the $23.5 million increase in finished goods and its potential impact on your liquidity.

The increase in the Company’s inventory balance as of March 31, 2008, as compared with March 31, 2007, was primarily due to higher ATV finished units resulting from a weaker than expected wholesale and retail demand for ATV units. The inventory balance increase did not have, nor was it expected to have, a material impact on the Company’s liquidity needs for the foreseeable future. In future filings, the Company will expand its liquidity disclosures when inventory balances materially increase.

4.              In order to provide better analytical information to investors regarding the nature of your business, we believe you should consider expanding your MD&A disclosures in future filings to address the operating results for each of your product lines.

At this time, the Company is not planning to expand its disclosures to include operating results for each product line. The Company will continue to disclose changes in its overall operating results, incorporating changes in the operating results of particular product lines, as needed. For further discussion of the Company’s view, please see the Company’s response to comment 9, below.

5.              Please consider revising your MD&A to include a more detailed discussion of seasonal trends and variations. See question 1 in Topic 13(B) of the Staff Accounting Bulletins.

In future filings, the Company will revise its MD&A to include a more detailed discussion of seasonal trends and variations.

Critical Accounting Policies, page 16

6.              Your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates and how accurate the estimates/assumptions have been in the past. Also, your critical accounting policies disclosures should be expanded to address each accounting policy that requires management’s most difficult, subjective or complex judgements. For example, you should provide disclosure addressing any uncertainties or significant judgements surrounding the estimate and review process related to your discount programs. In this regard, provide us with a detailed analysis of your major promotional sales, rebate and return programs and your accounting methodology for each of them. Furthermore, consider revising your MD&A to include a more detailed discussion of the impact of these programs on your results of operations and liquidity. See Financial Reporting Release No. 72 (i.e. Release # 33-8350) for guidance.

The Company believes the critical accounting policies disclosure in its March 31, 2008 Form 10-K includes the accounting policies that require management’s most difficult, subjective and complex judgments. In future filings, the Company will enhance the critical accounting policy disclosures to address why the accounting estimates or assumptions bear the risk of change and, to the extent material, to note the factors considered in arriving at the estimates and the accuracy of the estimates and assumptions used in the past.

A discussion regarding the Company’s sales incentive costs and return programs, and the related accounting methodology for each item, is set forth below. In future filings, the Company will provide similar discussion within the MD&A regarding sales incentive costs to the extent they have a material impact on the Company’s results of operations or liquidity.

General comment – The sales incentive programs discussed below are offered to all dealers or consumers uniformly and are not selectively offered to individual dealers. The Company has significant history and experience estimating the cost of these sales incentive programs and records its initial estimates for liability under a program at the time the sales incentive program is approved by management and communicated to the Company’s dealers. The estimated cost of the sales incentive programs have been within management’s expectations. If a sales incentive program is approved and communicated prior to the sale of any unit covered by the program, the estimated liability is recorded as a reduction of revenue or additional cost of goods sold at the time a unit is shipped and the revenue is recognized. If the sales incentive program is approved and communicated subsequent to the initial sale of units covered by the program, the Company follows a similar protocol to develop and record an estimated liability and reduction of revenue at the time the program is approved by management and communicated to the Company’s dealers. The Company has significant experience with estimating its cost for each of the sales incentive programs and continually monitors its experience and refines it estimates accordingly.

Return programs – Dealers for the Company’s snowmobiles and ATVs do not have a right of return. From time to time, the Company offers a parts, garments and accessories return program to its dealers. The Company estimates and accrues a reserve for these returns based on historical experience and current market conditions when revenue is recorded and the program has been announced and communicated to the dealers.

Floor plan interest subsidy - The Company frequently offers to subsidize a portion of the floor plan interest costs incurred by its dealers to purchase ATV and snowmobile units. Nearly all of the Company’s dealers participate in the floor plan program until the unit is purchased by the end consumer or the dealer pays off the floor plan debt at the finance company. The average unit typically is on free floor plan or a floor plan interest subsidy for 90-120 days before it sells at retail. The estimated floor plan interest subsidy is based on historical experience and expected market interest rates. The Company’s accounting policy is to accrue this sales incentive cost when it is approved by management and communicated to the dealers, as per EITF 01-9. For this sales incentive program, the Company estimates the amount of floor plan interest it will incur as a result of the approved and announced program and records the estimate as a reduction of revenue when the unit is shipped and the revenue is recorded. In addition, the Company may approve and communicate an extended interest subsidy or offer a new interest subsidy after the original sale. In the situation where an interest subsidy program is offered after the original sale, the Company estimates the amount of the floor plan interest subsidy based on historical experience and expected market interest rates and records an adjustment as a reduction of revenue immediately when the program is approved by management and communicated to the dealers.

Dealer and consumer rebates –The Company offers its dealers rebates or discounts to purchase product or offers a rebate upon their sale of the unit to a retail consumer. The consumer rebate or discounts are normally advertised by the Company, or the dealer, promoting a reduced price (rebate) for selected models still in dealer stock. The rebate lowers the dealers’ cost to give them more room to negotiate with a consumer. The Company records the estimated dollar amount of rebates that will be utilized based on the number of eligible units estimated to be in dealer stock and the number of consumers or dealers who will act on the offer during the period the rebate is offered based on rebate program criteria and internal reports used to estimate eligible units. The Company’s accounting policy is to accrue for the rebate offer, as a reduction of revenue, at the time the offer is approved and communicated, as per EITF 01-9.

Free accessory incentive – The Company occasionally offers consumers free accessories (e.g., a winch with the purchase of certain ATVs purchased from dealer stock between certain dates). The free accessory offer is typically an accessory that is often purchased by a consumer from dealers on a regular basis. When the free accessory incentive is offered, the dealer is reimbursed for the cost of the accessory when the eligible unit is sold and registered with the Company. At the time the Company approves and communicates a free accessory incentive offer, the Company estimates the dollar amount of free accessory offers available that will be awarded under the program based on historical experience and records an adjustment as a component of cost of goods sold, as per EITF 01-9.

Extended warranty or retail finance programs – These sales incentive programs offer consumers a choice of either an extended warranty beyond the Company’s initial warranty period or a subsidized retail finance program for qualified buyers. The extended warranty coverage is purchased from an independent extended warranty company who assumes responsibility for any costs incurred by the consumer during the period of extended warranty. The retail finance program is administered by a third party finance company to whom the Company pays a fixed payment to subsidize the interest during the free or reduced interest period. These programs are generally offered to match similar consumer incentive programs put forth by the Company’s competitors and are usually offered for a limited time period. The Company’s accounting policy is to record an estimated expense for these programs based on past consumer program selection experience, as a component of cost of goods sold, at the time it approves and communicates the program.

Item 8 – Financial Statements and Supplementary Data

General

7.              As stated on your September 26, 2007 press release, you entered into an agreement to sell your Madison, S.D. facility. In this regard, please revise your filing to disclose the disposition of this facility in accordance with the requirements set forth in paragraph 43 and 47 of SFAS 144. Additionally, provide us with the impact of this sale on your results and revise your MD&A accordingly.

The Company has reviewed paragraphs 43 and 47 (b, c and d) of SFAS 144 and determined that no further disclosure is required with respect to the sale of the Madison, S.D. facility. The facility was not a component because it did not have operations and cash flows that were clearly distinguished for financial reporting purposes from the rest of the Company. The facility primarily completed painting, welding and subassembly work which was migrated to the Company’s main manufacturing facility in Thief River Falls, Minnesota. The majority of the South Dakota facility’s operations supported the Company’s snowmobile and ATV product lines. The Company received net proceeds of $773,000 from the sale of this facility and recorded an immaterial loss. Paragraph 47(a) of SFAS 144 applies to this event; however, as reported in the press release, the impact on the Company’s balance sheet and results of operations was not material.

Consolidated Statements of Operations, page 26

8.              Please revise to present any subcaptions that exceed the 10% threshold, or that are otherwise material, as required by Article 5-03(b) of Regulation S-X.

In future filings, the Company will separately disclose three categories: 1) Selling and marketing, 2) Research and development, and 3) General and administrative.

Notes to the Financial Statements

Note L-Segment Reporting, page 37

9.              Based on your disclosures, it appears that there are several significant differences in the economic characteristics of your product lines. For example, based on your disclosures on page 5, it appears that the snowmobile and ATV product lines use different suppliers (e.g. the snowmobile business has its engines exclusively provided by the Suzuki Corporation). Additionally, snowmobiles are built to order to control inventory levels. You also state on page 16 that you have different limited warranty periods. Furthermore, the results of operations for snowmobiles product line are significantly affected by the amount of snowfall and, at times, you need to provide increased snowmobile incentives. Each of these product lines also demonstrates significantly different seasonal trends and volatility associated with such factors. Lastly, the Parts, Garments and Accessories product line do not appear to have similar production costs or processes, storage costs, pricing, demand, or similar regulatory environment. Based on this information, please tell us how each of your separate product lines meet the aggregation criteria set forth in paragraphs 17 and 18 of SFAS 131 and provide us with the reports that management reviews to allocate resources to each product line as well as assess their performance. In your response, please also include a gross profit analysis related to each of the separate product line for each of the fiscal years presented. Alternatively, revise future filings to provide segment information.

The Company has historically filed its financial statements reflecting its conclusion that it reports one segment in accordance SFAS 131 paragraphs 10-15. In addition, the Company has historically concluded that it operates one segment. Although the Staff has not requested a response regarding the

Company’s conclusions, the Company believes it would be helpful to review its conclusions for the Staff and includes such review below.

The Company has historically concluded that its product lines are not separate operating segments. Historically, there have been no “segment managers” as referenced in paragraph 14 of SFAS 131. The Company has one CEO, one CFO, one manufacturing department, one marketing department. The Company’s CEO is considered the Chief Operating Decision Maker.

During the fiscal year ended March 31, 2008, management used product line financial data by gross margin to allocate resources to and assess performance of each product line. The Company has included, as Exhibit 1 to this letter, product line financial data by gross margin for fiscal years 2006 through 2008. Additionally, during fiscal year 2008, the Company began to re-organize its management group and develop more discrete financial information by product line. However, the historical management structure and financial information used to allocate resources was still used during the last fiscal year. In fiscal year 2009, the Company has continued re-organizing its management group and developing discrete product line information. The Company expects to change its segment disclosure starting with the March 31, 2009 Form 10-K to reflect three operating segments within one reporting segment.

The Company believes its operating segments by product line will possess the following characteristics described in SFAS 131 paragraph 17 once the Company has completed its process to develop discrete financial information for each product line:

•                 Nature of products and services – The Company believes its product lines are very similar in nature as they all relate to motorized recreational activities used in predominately off road applications.

•                 Nature of production process – The method of engineering, purchasing components and assembly line production is very similar for all three product lines. The Company has common vendors who supply production materials for both ATVs and snowmobiles, as well as parts and accessories. The Company has been building engines for the majority of its ATV product line; however, the overall production process remains similar to the snowmobile product line. The Company’s production lines have the ability to build ATVs or snowmobiles, as needed. Additionally, the Company’s production line personnel have the ability to work on either production line during peak production times.

•                 The type or class of customer – The type or class of customer is similar for all product lines as the Company only sells and distributes its products through a network of independently owned and operated dealers or distributors throughout the world. Almost all of the Company’s dealers located in climates conducive to snowmobiling carry both ATVs and snowmobiles. The Company does not sell its product directly to retail consumers. The dealer network and retail consumers have very similar demographics and demonstrate significant brand loyalty.

•                 Method to distribute products or services – All product lines are sold through a dealer network, including parts, garments and accessories. Many dealers sell both snowmobiles and ATVs. All dealers sell parts, garments and accessories.

•                 Nature of regulatory environment – Nearly all states where the Company’s products are sold or operated require registration with the state. The Company’s product lines must conform to federal, state and local emission standards and safety warnings. Usually the same government agencies in a state regulate the operational requirements for the Company’s products or issue permits for their use/operation.

•                 Exhibit similar economic characteristics – While the gross margin for each product line varies from year to year, the Company believes its product lines have similar long-term economic characteristics. The ATV and snowmobile production is based on expected dealer order levels. Similar economic characteristics include price per product, sources of production materials, working capital needs and retail customers who spend discretionary income to purchase a recreational product. The Company’s production line manufacturing equipment investment to build both ATVs and snowmobiles also exhibits long-term characteristics. The Company’s parts, garments and accessories product line is tracked separately and managed as a distribution unit; however, all its sales are directly related to the Company’s ATV and snowmobile unit sales. For accounting and reporting purposes, the Company does not aggregate these sales into the ATV or snowmobile product lines.

As a result, the Company plans to aggregate for its March 31, 2009 Form 10-K, its ATV, snowmobile and parts, garments and accessories product lines as one reporting segment and plans to disclose the change in operating segments in a financial statement footnote regarding segment reporting.

10.        Please revise your disclosures to include revenues derived from external customers in your country of domicile and all foreign countries in which you operate. Additionally, if you derive material revenues from any individual country, such amounts should be separately disclosed. For guidance, refer to paragraph 38 of SFAS 131.

In future filings, the Company will expand its disclosure regarding revenue derived from external foreign customers to include other countries besides Canada.

***

The Company hereby represents that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of the above responses or require additional information relating to the Company, please contact me at (763) 354-1800.

Sincerely,

/s/ Timothy C. Delmore
Timothy C. Delmore
Chief Financial Officer

cc:	Juan Migone, Securities and Exchange Commission
Troy Johnson, Grant Thornton LLP
John R. Houston, Robins, Kaplan, Miller & Ciresi L.L.P.

Exhibit
One

Arctic Cat Gross Margin

FY 2006 - 2008

Gross Margin by Product Line FY 2008

	Snow		PG&A		ATV		TOTAL
	3/31/2008%		3/31/2008%		3/31/2008%		3/31/2008%
Sales	161,874	100.0%	109,398	100.0%	350,296	100.0%	621,568	100.0%
Gross Profit	14,077	8.7%	44,792	40.9%	51,560	14.7%	110,429	17.8%

Gross Margin by Product Line FY 2007

	Snow		PG&A		ATV		TOTAL
	3/31/2007%		3/31/2007%		3/31/2007%		3/31/2007%
Sales	246,974	100.0%	103,909	100.0%	431,548	100.0%	782,431	100.0%
Gross Profit	38,967	15.8%	40,773	39.2%	62,054	14.4%	141,794	18.1%

Gross Margin by Product Line FY 2006

	Snow		PG&A		ATV		TOTAL
	3/31/2006%		3/31/2006%		3/31/2006%		3/31/2006%
Sales	238,113	100.0%	99,808	100.0%	394,873	100.0%	732,794	100.0%
Gross Profit	45,740	19.2%	39,462	39.5%	51,308	13.0%	136,510	18.6%